Titan Medical Announces Completion of 1-for-30 Reverse Stock Split

TORONTO, June 19, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery, announces that it has completed the previously announced consolidation (the “Consolidation”) of its outstanding common shares (the “Common Shares”) on the basis of the ratio of 1 post-Consolidation Common Share for 30 pre-Consolidation Common Shares. The Consolidation took effect prior to the opening of trading on Tuesday, June 19, 2018 and is being undertaken in connection with Titan’s application to list its Common Shares on the Nasdaq Stock Market LLC (“Nasdaq”).

Effect on Outstanding Common Shares

The Company’s Common Shares continue to trade under its existing symbol, TMD, on the Toronto Stock Exchange (the “TSX”). Immediately prior to Consolidation, there were 419,888,311 Common Shares issued and outstanding and immediately following the Consolidation, there are 13,996,277 Common Shares issued and outstanding, subject to rounding for any fractional shares. No fractional shares were issued as a result of the Consolidation. Fractional interests of 0.5 or greater will be rounded up to the nearest whole number of shares and fractional interests of less than 0.5 will be rounded down to the nearest whole number of shares.

Shareholder Authorization

The Consolidation was approved by special resolution of the shareholders of the Company (the “Special Resolution”) at the annual and special meeting of shareholders on June 14, 2018 (the “Meeting”). The Special Resolution was approved by 88.08% of votes at the Meeting.

Registered Holders.

Registered shareholders holding certificates representing Common Shares have been mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-Consolidation Common Shares to Computershare Investor Services Inc. for replacement certificates or direct registration advice representing their post -Consolidation Common Shares. Until surrendered for exchange, following the date hereof, each share certificate formerly representing pre-Consolidation Common Shares will be deemed to represent, in lieu of the number of pre-Consolidation shares imprinted on the certificate, the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the 1:30 Consolidation.

Holders of Common Shares of the Company who hold uncertificated Common Shares (that is Common Shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts or other nominees that hold in street name for their benefit. Such holders do not need to take any additional actions to exchange their pre-Consolidation Common Shares for post-Consolidation Common Shares.

Non-Registered Holders. Beneficial shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that have been put in place by the Company for registered shareholders. If you hold your Common Shares with such a bank, broker or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

The Company currently anticipates that, subject to the receipt of all required approvals, its Common Shares will begin trading on the Nasdaq before the end of June 2018. The listing of the Company’s Common Shares on the Nasdaq remains subject to the approval of that exchange and the satisfaction of all applicable listing requirements.

Convertible Securities. The exercise or conversion price and/or the number of Common Shares issuable under outstanding convertible securities, including warrants and stock options, exercisable for, or convertible or exchangeable into, pre– Consolidation Common Shares (“Convertible Securities”) that have not been exercised or cancelled prior to the date hereof will be proportionately adjusted pursuant to the terms thereof based on the same exchange ratio described above and each holder of pre–Consolidation Convertible Securities will become entitled to receive post–Consolidation Common Shares pursuant to such adjusted terms, where required and subject to TSX approval. The trading symbol for listed warrants will not change due to the proposed share consolidation.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
    or
Bruce Voss
(310) 691-7100
bvoss@lhai.com